Exhibit 99.3
Press Conference

Infosys Limited

Press Conference Call

April 18, 2024

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Rishi Basu

Corporate Communications

journalists

Ritu Singh

CNBC TV18

Chandra R. Srikanth

Moneycontrol

Shilpa Phadnis

The Times of India

Ayushman Baruah

Business Standard

Sai Ishwarbharath

Reuters

Sameer Ranjan Bakshi

The Economic Times

Jas Bardia

Mint

Haripriya Sureban

The Hindu BusinessLine

Uma Kannan

The New Indian Express

Rukmini Rao

Fortune India

Padmini Dhruvaraj

Financial Express

Rishi Basu

A very good evening, everyone and thank you for joining Infosys' Fourth Quarter Financial Results. My name is Rishi, and on behalf of Infosys, I would like to welcome all of you today. As always, we request one question from each media house to accommodate everyone over the next hour.

With that, let me invite our Chief Executive Officer, Mr. Salil Parekh, for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi. Good afternoon and thank you all for being here. For the Financial Year '24, our revenue growth was at 1.4% in constant currency terms. Our operating margin for the full year was 20.7%. For large deals, we had an excellent year and the fourth quarter; for the full year, it was at $17.7 bn in large deals, comprising of 90 deals. For Q4, we had $4.5 bn in large deals. This is the highest ever large deal value in a financial year for us.

For Q4, our year-on-year revenue growth was flat in constant currency and declined by 2.2% QoQ. Our operating margin for Q4 was at 20.1%. We are seeing excellent traction with our clients for Generative AI work. We are working on projects across software engineering, process optimization, customer support, advisory services, and sales and marketing. We are working with market-leading open access and closed large language models.

As an example, in software development, we have generated over 3 mn lines of code, using one of the Generative AI large language models in the public domain. In several situations, we have trained the large language models with client-specific data within our projects. We have put Generative AI in our services, and developed playbooks for each of our offerings.

We are committed to ethical and responsible use of artificial intelligence. We became the first IT services company, globally, to achieve the ISO 42001:2023 certification, testifying to our commitment to excellence in AI management. All of this work in AI is part of our Topaz offering and capability.

We are delighted to announce the strategic acquisition of a company in the engineering services space today. We continue to focus on our margin program. We saw good impact during this financial year that we have seen in our results. As we look at the start of FY25, we see the discretionary spending and digital transformation work at the same level. We see the focus on cost efficiency and consolidation continuing.

Our large deal wins in FY24, will help us in FY25. With that, our revenue growth guidance for the FY25 is growth of 1% to 3% in constant currency terms. Our operating margin guidance for the FY25 is 20% to 22%.

With that, let us open it up for questions.

Rishi Basu

Thank you, Salil. Joining Salil is Mr. Jayesh Sanghrajka, Chief Financial Officer, Infosys.

With that, we have the first question from Ritu Singh from CNBC TV18.

Ritu Singh

Hi, Salil. Hi, Jayesh. First, just on your revenue guidance, on the lower end, you have actually lowered the guidance compared to the previous year, now at 1% to 3%. Give us a sense of what you have built into it - when you say deal wins have been the highest ever in FY24? What you expect, what your conversation with clients has been, what the pipeline is looking like?

And earlier, you had highlighted verticals like Hi-Tech, BFSI, etc., showing some weakness. Are you seeing some improvement there? Also, I think now for the fifth quarter in a row, the headcount has been coming down. Any outlook you could give us there as well?

And under your project Maximus, you have been working on expansion of your margins, yet we are seeing in terms of guidance a similar range as the previous year. Tell us if this is a conservative estimate, both in the revenue and guidance?

Salil Parekh

So, I will start with the revenue. Jayesh will comment on a couple of the other points. On the revenue, what we are seeing is the environment, in terms of discretionary and digital work, is similar to what we have ended in this year. We also had good traction in large deals, some of which will flow through in the next year, given the duration of those deals.

Keeping that in mind, our growth guidance for next year is, as a band, higher than where we finished for this year. While the difference is small, it is still higher from where we finished this year. As we go into the industries, we see, for example, financial services to see a better outlook in the next year compared to the past year. We see, for example, manufacturing, while it will still grow next year, will have a slightly lower or slower growth than this year. So, there are some puts and takes in terms of different industries, and given the outlook with discretionary spend and digital work remaining same, and more focus on cost efficiency and consolidation, we have created that revenue growth guidance.

Jayesh Sanghrajka

Yes, so on the net headcount increases, if you look at it, when we started the year, we were at 77% utilization, including trainees. The growth environment also was different at that point in time. We had guided differently.

So, we had to realign some of those factors as the growth environment changed. Our utilization has now gone up to 82%, including trainees, 83.5% excluding trainees. That is one of the tracks under Maximus as well.

Our attrition has also come down significantly. So that is the reason why you see a net headcount reduction. As we go forward, we always plan looking at what we are exiting in terms of utilization.

We are still at 82% - 83% utilization, depending on whether you are looking at ~~it~~ including or excluding trainees. So that still gives us some headroom because we have always said 85% is achievable utilization. So that is the headroom that we have. We look into guidance that we give, so that we bake in that. Attrition still remains very contained at 12.6%. So, we have that headroom.

And we also have changed in the last few years our hiring model significantly. So, we no more hire all the freshers from campus. We hire less than half of them from campus and the rest we hire off- campuses. So, we have that agile model. So, we will look at hiring as the year goes through. We do not have a number to give at this point in time.

Ritu Singh

The question, sorry, on what the deal pipeline is looking like. You said some of the deal wins from last year will flow into this year. But the new deal wins, what sort of visibility do you have?

Salil Parekh

So, the deal pipeline, again, remains good. As you have seen in this past financial year, we did 90 deals at $17.7 bn. We have a good pipeline. The deals are more on cost and efficiency, and consolidation. That is the theme in our large deals pipeline.

Rishi Basu

Thank you. The next question is from Chandra Srikanth from Moneycontrol.

Chandra Srikanth

Hi, Salil. I just want to understand why is there a divergence between your TCV numbers and the revenue growth numbers, not just for this year but also for the next fiscal? Because if you are talking about record deal wins, why is it not translating to revenue growth? Is there a runoff in existing discretionary programs, which is why the revenues are getting impacted? If you can give us some color on that. Also, the guidance, I think it is going to disappoint analysts because a lot of brokerages were expecting between 2% to 6%. So, are you starting conservatively? Will you kind of review this every quarter? Do you expect the second half to be better?

Jayesh, just wanted to ask you on the pricing as well. At least the TCS management said that one of the levers that they hope to use is pricing because they see some opportunities there, because there has not been a price hike in a while. Is that something that you are hopeful of as well? And this is also the first time your headcount has declined on a full year basis in at least 20 years. So, what can we expect with respect to fresher hiring in FY25? Thanks.

Salil Parekh

Let me start off on the guidance with the large deal wins. There what we have seen is, there has been a good traction with the cost and efficiency and the consolidation nature of large deals. Whereas we see that digital programs or some discretionary work is still not as visible within the work we are seeing.

So, when we combine those two trends or those two views, we get the guidance that we have come with, which is the guidance as we start the year of 1% to 3%. So, from our perspective, we want to make sure that we reflect what we are seeing in the market today. Now typically, at this time of the year, we have a good sense of the early part of the year.

And the second part of the year, we have a set of estimates that we work off on. We will see how that develops, because the macro environment is still got a mixed outlook at this stage. We are very comfortable with where we see our large deals and the way we are winning those because we think we are benefiting from the consolidation. But there is the other side where digital or discretionary is still a bit slower.

Jayesh Sanghrajka

On the pricing, if you look at the Project Maximus, one of the pillars that Salil had explained in the earlier calls is the value-based selling. And that track has done well. We are seeing encouraging results.

One of the things that has helped move in this direction is the onsite inflation. After many years, you are seeing an increase in onsite inflation, and the clients are therefore more amenable to having a pricing discussion. You had a second question, sorry.

Rishi Basu

Hiring.

Jayesh Sanghrajka

So, as I said earlier, our hiring model has changed significantly in the last few quarters, the last few years. We are now on a more agile model of campus hiring. We do more than half the campus hiring at times from off-campuses, right, or fresher hiring off-campuses. And we will embark on that. At this point in time, we are at 82% utilization. We still have headroom on that. Plus, attrition is very low. So, we have not decided on the campus hiring numbers at this point.

Chandra Srikanth

What is your comfort level when it comes to utilization?

Jayesh Sanghrajka

84% - 85% is what we have said is our reasonable, comforting level.

Rishi Basu

Thank you, Chandra. The next question is from Shilpa Phadnis from The Times of India.

Shilpa Phadnis

Can you help us understand how are you reading the U.S. environment now that you have the robust job growth? We are seeing higher inflation. And how do you see this demand environment? Are we missing something in reading this? I have a few more questions, I think, if you can help us with the response.

Salil Parekh

On the U.S., I think, as you have seen, we had a slower outlook in U.S., both in Q4 and the full year. In U.S., there are different things by different industries. So first, before that, at the higher level, with this sort of an economic situation, the expectation on what will happen with interest rates is also in flux.

And so that - some of the capital-intensive businesses will benefit from that. That has some constraints to it. Others, we have seen -- for example, we commented in the last couple of quarters on telco and hi-tech, also on financial services, where there were places where there was concerns of slowness.

Now, those sort of things are visible today. Though, on financial services, we do see something better in the coming financial year than what we had in the financial year that has gotten over.

Shilpa Phadnis

Infosys has been very selective in terms of giving hikes, so it is more meritocracy and top performers. So I just wanted to understand from you also the emphasis on tenure. Is it going to be a similar commentary this year as well? Is there going to be change?

Jayesh Sanghrajka

So, our last comp hike was in November. We have not decided anything for this year at this point in time. We will decide as the year progresses. We have not made any decision on comp yet.

Shilpa Phadnis

So, Project Maximus (Editor comment – wrong reference, intent was to refer to the cybersecurity incident), last time the impact was about $30 mn. Now there is an update about how 6.5 mn people were affected because of the cybersecurity incident. Is there an update on the number in terms of how much has been the outgo? And secondly, is there a management action in terms of, from Infosys, on the McCamish leadership side because of the cybersecurity incident?

Salil Parekh

So can you repeat the first part? I think I did not catch the first part.

Shilpa Phadnis

So last year, Infosys disclosed about $30 mn in terms of the cybersecurity outgo because of the incident.

Jayesh Sanghrajka

Yes, so on the cyber event, we did have an impact of $30 mn last quarter. We have a very small impact this quarter. It is in the range of $7 mn - $8 mn. That is on the cost of all the expenses around the e-discovery, etc.

Rishi Basu

Thanks, Shilpa. We will come back if there is more time. The next question is from Ayushman Baruah from the Business Standard.

Ayushman Baruah

Hi, Salil. How are you? So you mentioned that the trends in discretionary spending and digital transformation remains the same as such, right? So could you just throw some light on that as to still do you see some improvement in discretionary spending in some sectors in FY25? And is digital transformation spending, do you still consider that to be a discretionary spending? That is first. Secondly, your competitors like Accenture, TCS, etc. have sort of quantified their Gen AI revenues. Is there any reason why Infosys is unable to quantify that? Thank you.

Salil Parekh

So, on the first one, I think the discretionary work or the digital transformation work, as you mentioned, we said the outlook remains similar from where we are ending the year. So we do not see the change. Now, having said that, some of the color by industry, we see financial services overall, so it is not just digital or discretionary like that, It is looking better in the coming year than in the year that is finished. Manufacturing is looking a little bit slower, while it is still growing in this new year, compared to in the previous year, we had a very strong growth in manufacturing.

So there is some differences within industry, but the overall statement still remains on the digital and discretionary. On the Gen AI, we have an absolute leadership position in Gen AI. The type of work we are doing, for example, the 3 mn lines of code we have generated through a large language model in Gen AI is absolutely industry leading. The projects we are doing, the work that we are doing with our partners. So if you look at some of the large tech partners, we are working closely with them to make sure that their platform works in different environments well, whether it is a hardware tech platform or large language model platform. So those are the elements that we feel extremely good about.

We have put all of our service lines into the change of Generative AI, and we have built playbooks on how that can work. If you look at the way we have looked at the use cases, for example, whether it is in software engineering, on process optimization, on customer support, on advisory services, on sales and marketing, these are detailed use cases which we are working with clients on, where we are creating already some quite good impact.

So, my sense is, this is a place where we have internally taken a view with Topaz of AI-first. And with our clients, we have that same sort of connect and commitment. So we feel good about where we are on Generative AI.

Rishi Basu

Thank you. The next question is from Reuters News, Sai Ishwar.

Sai Ishwar

Hi, gentlemen. So I just wanted to know, do you expect any incremental from the McCamish event? Like you have already shelled around $36 mn to $38 mn. We are also hearing disclosures from the client side from Fidelity, Bank of America and also has that restricted your relationship with any of these clients? That is first question.

And second question to Jayesh, Sir you had spoken about the pricing, right? So, as you said, the onsite is giving you more room to have this pricing discussions. Is there any headroom you see, like probably 2% to 5% is the headroom you are working at with the price hikes? Thank you.

Salil Parekh

I will start with the second part of the first question. I think specifically on McCamish, we made or shared a disclosure some time back. And today in our statements, we have had a comprehensive statement which goes into the points that you are referring to. That is the statement that we should refer to with respect to McCamish. the second question was the pricing.

Jayesh Sanghrajka

On the pricing side, as I said, we have seen early and encouraging results on the pricing on the value-based pillar of the Maximus. We have not really quantified as to how much we expect in FY25 or beyond. Our endeavor of Project Maximus is in the medium term we expect to expand margins. So we are gunning for that irrespective of whichever pillar it comes from.

Rishi Basu

Thank you. Next question is from Sameer Bakshi from The Economic Times.

Sameer Bakshi

Hello, sir. This cybersecurity incident, this has come at a time when you are expecting more number of AI and Gen AI projects, right? So is it concerning you or are our clients concerned because of this event? Second, I want to know what is the tailwind you are getting in Europe where we are seeing historical high of a decade?

Salil Parekh

The second question is about growth in Europe?

Sameer Bakshi

Yes.

Salil Parekh

Yes. So I will start with that. I will come to the other one. So as you have seen again in Q4 as well for the full year, we had a good growth in our Europe business. We continue to see Europe to be a good market for us as we go ahead. There is, of course, changes in the economic environment.

So we will see how that will affect what the business will look like. But as a geography, we feel good about parts, different countries in Europe at different levels. We have a very good traction, for example, in the Nordic countries. In the past, we have done an acquisition there. Subsequently, we have had also large client relationships building out there. And that is going quite well for us.

Rishi Basu

We have another question. First one.

Sameer Bakshi

Yes. The impact on Gen AI projects.

Salil Parekh

So there on Generative AI, you know, it is something that is being built on cloud, on data and, of course, on cybersecurity. But the work we are doing there when Generative AI is really market leading and we are taking all of the learnings into it, especially on the data layer, because data has become the critical enabler for making Generative AI successful in an enterprise AI deployment. And so there, for example, making sure that the access to the data, making sure that the way it is put together and organized, making sure that it is used in the right way becomes more and more important.

Rishi Basu

Thank you. The next question is from Jas Bardia from the Mint.

Jas Bardia

Good evening, sir. So you have bought a German company which has about 180 mn in revenue. Now you have outlined a growth of 1% to 3% for this year. Considering that you will get 1% of growth from this acquisition, are you actually outlining a negative organic growth for the financial year? That is the first question.

Second one is, are you looking at bagging large vendor consolidation deals from two of your IT services peer, one of which is based in Europe considering that they are witnessing leadership churn at this moment.

And the last question I have is, in a meeting with Nomura analysts on, I think, Feb 12 or 13, you had told them that the leadership bench is deep entrenched, that 50% of your 90 SVPs and above have been with the company for more than two decades. Now, what are some of the measures that Infosys is taking to retain this talent?

Salil Parekh

Okay, I will just go one by one on the first one. First, we are very excited with this acquisition. It is a fantastic company in engineering services space. It is a space where we are doing well. We think there is enough opportunity with the strategic platform to build out even more in the automotive area. This acquisition is not included in our guidance.

And so, of course, we will wait because the acquisition is announced today. Then it takes some time to close as and when that happens. Then it will be. So, today’s guidance does not include anything of the acquisition.

I will go to the last one, the one with the leadership. So, leadership is we are really quite fortunate with the leadership team that we have in Infosys. We have over the last several years had many people within the company move up to higher and larger roles, and they have demonstrated what they can do and how they can deliver. So, we feel extremely positive with that bench and that we have a huge bench of leaders, even at different levels. One of the things that we have done, and this is going back several years, is focus on the leadership development within each different area of the company, whether it is on the sales side or the delivery side or the functions that work with those.

And that is helping us. It is not like something that happened in the last 6 or 12 months suddenly. This is something where people have been there in the company for years and years, and that has helped us. And what it does is quite unique because that is the real difference of what we do with this 'One Infosys’ approach.

When you have a team, let us say the leadership team or the company, who have known each other for 10, 15, 20 years in a professional capacity, they have a much better way of working together. And that is one of the reasons why we also win so many of these large deals, because we know these complex deals, how people can work across geographies. So it is a huge, huge advantage that Infosys has, which may be very few companies may have.

Rishi Basu

Thank you. The next question is from Haripriya Sureban from The Hindu Business Line.

Haripriya Sureban

Hi guys. Salil, just wanted to understand if you could give more details on this interest in the ER&D space, consecutive acquisitions that we have seen to develop this space. Generally, you guys go for building capabilities organically. So why this inorganic approach? And do you think with these acquisitions, you will be able to go for different kinds of deals? Are you trying to build this expertise to, given this is the kind of a green spot right now in the market, is this the kind of approach?

And given Europe is doing well, is this an active effort to reduce dependence on the American markets? And Jayesh, given the margin for, I think, the last complete financial year, the margin has been in the lower end of the guidance band that you have provided. Do you think in the next financial year, there would be possibility to reach the upper end? Thank you.

Salil Parekh

So, on engineering services, you are absolutely right. We think it is a very good space and a strategic space. As it happens, we have a very large business in engineering services already. So, in that sense, it is not like this will be the main thing that starts engineering services for Infosys. However, it is a strategic acquisition in a space we want to go further and deeper into. They have incredible client relationships and actual work that they are doing.

We believe that combined with our depth in engineering services, their depth in automotive part of that engineering services, and then our broad client relationships across whether it is in manufacturing, medical devices, telco, all applications where we can put engineering services, this will be a huge multiplier for us. And it is a large-ish acquisition for us relative to what we have done. So, we feel very good and quite excited about the acquisition.

Jayesh Sanghrajka

On the margin, whenever we have given a margin guidance, we have always looked at various factors, right. What is the margin that we are exiting at? We are exiting at 20%. You know, for the full year, we are at 20.7%. We also look at the compensation increases. We did a last compensation increase in November, so there is a full-year effect which will come in the next year plus the additional comp that we will do.

And then the tailwinds in terms of, you know, the optimization, etc, or the project maximus that brings in pricing, the efficient pyramid, nearshoring. Utilization is still a – there is a headroom, as we discussed earlier, in terms of utilization. So, we bake in all of those factors and come to a guidance. At this point in time, we have given a guidance of 20 to 22. We are not guiding which part of the 20 or 22 we will be at.

Haripriya Sureban

Are you actively trying to reduce dependency on American markets?

Salil Parekh

There, I think, first, Europe is doing well, as you pointed out for us, in the quarter and in the full year. We also, in another question, we discussed how we are doing well in some specific parts of Europe also. For us, the U.S. market is a critical strategic market, and it will continue to be a very important market for us. So, the reason is not to do the diversification away from something. It is more to build on something that is working well and continue with the U.S., which is also in a good, like a good size and place for us.

Rishi Basu

Thanks, Haripriya. The next question is from Uma Kannan from the New Indian Express.

Uma Kannan

Good evening, gentlemen. What kind of trends that you are seeing in client budgets? Are they growing, first thing? And second, you were talking about large deals. So, can you give some color on how your small deals are doing, like how it will be in FY25?

Salil Parekh

So, on the client budgets, what we are seeing is, for example, like the digital work or the discretionary work, the trends seem to be similar. Nothing seems to have changed, you know, between March and April or as you look out into this financial year. On some of the industries, we see some changes. For example, financial services, we are seeing slightly better buying situation in the current financial year compared to the past one. Whereas, in manufacturing, well, it will still be growing,we see a slightly slower growth in the next financial year. So, the trends, in that sense, are different by different industry groupings.

Uma Kannan

And what about your small deals?

Salil Parekh

Small deals, so first, we do not comment on the specific numbers and values of small deals. Having said that, we have a robust small deal business as well. This is not all of our revenue. We just comment on it externally because it is something that gives a good indicator of how we are doing with respect to clients on large decisions.

Rishi Basu

Thanks, Uma. The next question is from Rukmini Rao from Fortune India.

Rukmini Rao

Thank you. I have two questions. One, you have mentioned that in-tech did about nearly €170 mn in FY23. What kind of margins is this company coming to you at? As in, has it has done over the last one year, operating margins of this company?

Jayesh Sanghrajka

So, we do not disclose the margins of acquired entities at this point in time. We have never disclosed that.

Rukmini Rao

But is there some indication that it is higher than yours?

Jayesh Sanghrajka

We do not disclose the margins.

Rukmini Rao

Sure. Salil, also this ER&D acquisitions that you have done, you have many mid-cap companies that specialize in this vertical, right? And they are doing their business at very good margins. So, what are you up against and how do you see sort of growing this segment? And is this, you know, the kind of margins that you have come out with, is this going to be something that will be driving your margins going forward? Is this a margin-driven acquisition that you are looking at?

Salil Parekh

So first, I mean, in terms of the size, it is not something which will tilt things in terms of margin in a big way. Of course, having said that, our own business in engineering services also is a good margin business. We think the client work is a very solid area of work, and it has a nice long-term potential. Because what is happening, as you know, the automotive companies are completely changing how they look at the building of that cars. Technology is within it. Engineering is within it.

We already have good expertise, and we want to expand on that and scale that up. So, we believe with our Infosys global brand, our client relationships, and some of the capabilities that we have, plus the acquired capability, we will be a leader in this space as we go ahead.

Rukmini Rao

But what sort of incremental margins would you expect out of this in the next 2-3 years?

Salil Parekh

So, we have an internal, what we call it, a business case, but we do not share the margin view externally on that.

Rukmini Rao

Sure, Salil, is there any sort of you know numbers you are working with on how the ER&D business is going to be?

Salil Parekh

Yes, so engineering services, we have a large business today. This will be a nice substantial increase, but not a big, like it is not a majority. And we will continue to grow that. The market, the addressable market of engineering services is quite large. So we feel quite comfortable that we will scale this thing over the next coming years into a multiple of that size in terms of the engineering services, because we have a good business in that place

Rishi Basu

Thanks, Rukmini. The next question is from Padmini Dhruvaraj from the Financial Express.

Padmini Dhruvaraj

Hi, gentlemen. So, I have a couple of questions. On Gen AI deals, have you started to see contribution from those deals to your top line? Can you give us an approximate number? Since COVID, you said that flexi hiring has been, you have been hiring a lot of flexi workers. So is this happening mainly in the Gen AI space? And your large deals have been robust, but why is there a discrepancy between revenue and margin guidance for FY25?

Salil Parekh

So I will start with the first one. On Gen AI, the work we are doing is quite comprehensive. We do not disclose the revenue element of that work externally. However, what we are doing today is really working across a large number of projects with several of our clients on not just proof of concept, but on actual programs, which they are deploying either across the enterprise.

So for example, we are doing things with a bank where they are deploying an instance of a Generative AI, large language model, as a knowledge assistant, and we are the company helping them with that. So those are large programs with Generative AI, but we do not disclose that number externally. On the second one, it was about flexible hiring. And was it about Generative AI and flexible hiring? So, there is not a connection in that sense, meaning the flexible hiring was something we started independently to be more agile. Generative AI is something where, as an example, we have trained the vast majority of our employees at different levels of training, from awareness to depth. Eight out of ten of our employees are now trained into Generative AI, but it is not to do with the flexible hiring.

Rishi Basu

Thank you.

Padmini Dhruvaraj

On the margins front.

Jayesh Sanghrajka

So, as I said earlier, whenever we have given margin guidance, we have baked into multiple factors. What is the margin exit trajectory that we have had, We are exiting the year with 20.7% for the full year, 20.1% for the quarter. And then we bake in what are the compensation headwinds that we are going to get. We have a headwind in terms of, you know we did a large compensation increase in November, so the full year impact is going to come now, as well as the additional comps. So those are the headwinds.

In terms of tailwinds, the growth that comes in, in terms of all the effort that we have put in Maximus across various pillars, pricing, efficient pyramid, how do we get better utilization, lower subcontractors, deploying more automation and Gen AI on our projects. So, all of those are baked into the margin guidance at this point in time.

Rishi Basu

Thank you. With that, we come to the end of this Q&A session. We thank our friends from media for being part of this press conference. Thank you, Salil. Thank you, Jayesh. Before we conclude, please note, that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today.

We request our friends from media to join us for high tea outside. Thank you and have a lovely evening.